Heineken
NV

02 JAN 25 AM 8:52

P.O. Box 28, 1000 AA Amsterdam
The Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 523 92 39
fax: +31 (0)20 626 35 03

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

direct phone	our reference	your reference	date
+31 20 5239591			October 22, 2001



SUPPL

Dear Sir/Madam,

Attached please find a publication of Heineken NV dated October 16, 2001.
This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV.

Yours sincerely,

i.a.

J.C. van de Merbel
Director Investor Relations

Encl.

Heineken
NV

press-information

Amsterdam, 16 October 2001

Heineken N.V. net profit increase for 2001 to be at least 12%

When announcing the half-year results of Heineken N.V. on 12 September 2001, the dramatic events in the United States of the previous day, prevented Heineken from issuing a concrete profit forecast for the full year 2001.

The Executive Board now announces that Heineken N.V. expects an increase in net profit before extraordinary results of at least 12% for the year 2001, provided that no major deterioration in international affairs occurs. As already reported, Heineken has realised an extraordinary profit after tax of EUR 52 million in the first half year 2001. For the year 2000, net profit amounted to EUR 621 million.

The expected profit increase is based on a modest autonomous growth in sales volume, an improvement in the sales mix as well as a positive effect of exchange rates, mainly the US dollar (versus the Euro), and the positive results of first time consolidation of certain subsidiaries.

Press enquiries
Manel Vrijenhoek
Telephone: +31 20 5239355

Investor and analist enquiries
Albert Holtzappel
Telephone: +31 6 539 32 696